Exhibit 4.1

DESCRIPTION OF COMMON STOCK

As of December 31, 2019, Neonode Inc. (“we”, “our” and “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value of $0.001 per share (“common stock”).

The following description of our common stock summarizes certain provisions of our restated certificate of incorporation as amended, our bylaws, and certain provisions of the Delaware General Corporation Law. The description is intended as a summary, and is qualified in its entirety by reference to our restated certificate of incorporation as amended and our bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K.

General

Under our restated certificate of incorporation as amended, we have the authority to issue 15 million shares of common stock. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock we may issue in the future.

Common Stock

Voting Rights. Holders of our common stock possess exclusive voting rights in us, except to the extent that shares of preferred stock issued in the future may have voting rights. Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders.

Dividend Rights. Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor, subject to any preferential dividend rights that may attach to preferred stock that we may issue in the future. The current policy of the Board of Directors, however, is to retain earnings, if any.

Liquidation Rights. In the event we are liquidated or dissolved, each holder of our common stock would be entitled to receive, after payment of all our debts and liabilities, a pro rata portion of all of our assets available for distribution to holders of our common stock. If we have issued any preferred stock, the holders thereof may have a priority in liquidation or dissolution over the holders of our common stock.

Other Characteristics. Holders of our common stock do not have preemptive rights with respect to any additional shares of common stock that we may issue in the future. There are no redemption or sinking fund provisions applicable to the shares of our common stock. Cumulative voting in the election of directors is not permitted. The transfer agent for shares of our common stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws, and Delaware Law.

Some provisions of our restated certificate of incorporation as amended, our bylaws, and Delaware General Corporation Law contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price of our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

Elimination of Stockholder Action by Written Consent. Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors.